UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026.

Commission File Number: 001-43230
Aya Gold & Silver Inc.
(Translation of registrant’s name into English)

1320 boulevard Graham, suite 132, Mont-Royal, Quebec, Canada, H3P 3C8
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☐Form 20-F    ☑Form 40-F

EXHIBIT INDEX
The following documents are being furnished to the SEC as exhibits to this Form 6-K :

Exhibit No.	Description
99.1*	Q2 Earnings Press Release dated August 13 2026
99.2*	Management's Discussion and Analysis for the three and six months periods ended June 30, 2026 and 2025
99.3*	Condensed Interim Consolidated Financial Statements for the three and six months periods months ended June 30, 2026 and 2025
99.4*	Certification of Interim Filings (Form 52-109F2) – Chief Financial Officer
99.5*	Certification of Interim Filings (Form 52-109F2) – Chief Executive Officer
* Filed herewith

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aya Gold & Silver Inc.

Date August 13, 2026	By	/s/ Elias J. Elias
Elias J. Elias
Chief Legal and Sustainability Officer & Corporate Secretary